Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
January 11, 2022
VIA EDGAR
Mr. Michael Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Rosenberg:
The following are responses to the comments that we received from you by telephone on December 9, 2021 regarding Post-Effective Amendment No. 315 to the Registration Statement on Form N-1A for the Direxion Internet Infrastructure ETF (the “Internet Fund”), Direxion Digital Advertising ETF (the “Digital Ad Fund”), Direxion Daily S&P 500® Equal Weight Bull 2X Shares, Direxion Daily S&P 500® Equal Weight Bear 2X Shares, Direxion Daily S&P 500® Pure Growth Bull 2X Shares, Direxion Daily S&P 500® Pure Growth Bear 2X Shares, Direxion Daily S&P 500® Pure Value Bull 2X Shares, and Direxion Daily S&P 500® Pure Value Bear 2X Shares (together, the “S&P Funds” and together with the Internet Fund and the Digital Ad Fund, the “Funds”), each a series of the Direxion Shares ETF Trust (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on October 28, 2021. Your comments and the Trust’s responses are set forth below.
Internet Fund and Digital Ad Fund:
1) Section 35(d) of the Investment Company Act of 1940 (“Act”) prohibits funds from adopting as part of their names any word or words that the SEC finds are materially deceptive or misleading and authorizes the SEC to promulgate rules regarding fund names. Pursuant to Section 35(d), the SEC has adopted Rule 35d-1 under the Act (the “Names Rule”), which requires funds whose names reference a specific type of investment to invest at least 80% of their assets in the referenced type of investment (the “80% test”). Further, the staff interprets the 80% test to require that companies included in the 80% calculation earn at least 50% of their revenue or obtain at least 50% of their profits from products or services that comprise the infrastructure of the internet or digital advertising services, respectively. In Principal Investment Strategy sections for each of the Funds, the disclosure describing each Fund’s index states:
Eligible companies must derive at least 50% of their revenues (or 25% for continuing components) from [“Internet Infrastructure Activities”/“Digital Advertising Services or Software”], which the Index defines as follows…
Explain why it is appropriate for each index to include companies that generate only 25% of their revenues from the stated theme.
Registrant confirms supplementally that each index will include companies that generate only 25% of their revenues from products or services that comprise the infrastructure of the internet, with respect to the Internet Fund, or digital advertising services, with respect to the Digital Ad Fund, as a grandfathering provision so that current companies can remain in each index at reconstitutions and rebalances. Registrant revised the disclosure to explain the criteria for initial eligibility in the Index.
2) In the Principal Investment Strategy section for each Fund, the disclosure describing each Fund’s index states:
A modified float-adjusted market capitalization weighting scheme is applied to the Index constituents [and an] additional liquidity screen [is applied].
Please explain the additional liquidity screen and how it is applied.
Registrant has deleted the reference to the additional liquidity screen in the disclosure as it is unlikely to be material to an investor’s investment decision.
3) In the Principal Investment Strategy for the Internet Fund, the disclosure states that the market capitalization weighting scheme “is applied to the Index constituents within each of Tier 1 and Tier 2 to ensure diversification,” even though the disclosure later states that “[t]he Fund is “non-diversified.” Please reconcile this inconsistent disclosure or explain how it is not inconsistent.
Registrant has revised the disclosure to remove the inconsistency.
4) In the Principal Investment Strategy for the Internet Fund, the disclosure states that “[t]he Index seeks to include at least 40 constituents.” Please state whether there is a limit on the maximum number of securities in the Index and, if so what it is.
Registrant confirms that there is no limit on the maximum number of securities in the Index.
5) In the Principal Investment Strategy for the Internet Fund, the disclosure that follows the table describing the Tier 1 and 2 internet infrastructure activities states:
Companies from each of Tier 1 and Tier 2 comprise 50% of the weight of the Index.

a) Please explain the distinctions between Tier 1 and Tier 2, including whether companies can be included in more than one Tier and, if so, how they will be categorized into each Tier.
Tier 1 companies are related to the administration of networks. Tier 2 companies consist of all other companies important to the infrastructure of the internet. The index provider distinguishes between Tier 1 and Tier 2 due to the market capitalization ranges of the companies included in each tier. Specifically, Tier 1 companies tend to have smaller market capitalizations than many of the companies in Tier 2. Without the separation of companies into tiers and the equal weighting between tiers, the Index would be dominated by Tier 2 companies, which have larger capitalizations that Tier 1 companies. A company may belong to only one tier, and if it has activities that qualify for inclusion in both tiers, the company is assigned to the tier for which it has a higher percentage of revenue.
b) Please confirm that the Index is comprised of 50% Tier 1 and 50% Tier 2 companies, or explain the weighting of Tier 1 and Tier 2 companies in the Index. Please also confirm that, notwithstanding changes that may occur in the Index due to market movements, the 50% weight of each of Tier 1 and Tier 2 will not change over time or add disclosure regarding the fluctuating weights of Tier 1 and Tier 2 between quarterly rebalancings.
Registrant confirms that the Index is comprised of 50% Tier 1 companies and 50% Tier 2 companies. Registrant has revised the disclosure to clarify the weighting and to explain that the weighting may fluctuate between quarterly rebalances due to market movements and corporate actions.
6) Add the appropriate sector concentration disclosure, if any, in the Principal Investment Strategies and Principal Investment Risks for each of the Internet and Digital Ad Funds.
Registrant had added the appropriate sector concentration disclosures for each of the Internet Fund and Digital Ad Fund.
7) In the Principal Investment Risks section for each of the Funds, under Index Strategy Risk, the disclosure states:
There is no assurance that the Index Provider’s calculation methodology or sources of information will provide an accurate assessment of the Index’s securities and may result in the Index selecting or otherwise including companies that are not involved in [activities constituting the infrastructure of the internet/the digital advertising services and software segments], including due to market movements or other changes that may occur between rebalance dates.
Please explain supplementally how each index could select companies that are not involved in relevant activities, and add disclosure regarding what steps a Fund would take to avoid having an exposure that does not align with its stated investment objective (i.e., would the Fund divest from such securities that were selected based on the index methodology calculation error)?
Registrant has included such disclosure because it is possible that the methodology of an index, which utilizes quantitative inputs and is not subject to discretion, may not provide an accurate assessment of the Index’s securities and may result in the Index selecting or including companies not involved in the applicable activities but that otherwise meet the criteria of the quantitative inputs. Because the investment objective of each of the Internet Fund and Digital Ad Fund is to track its respective underlying index, each of the Internet Fund and Digital Ad Fund are required to track the performance of its index, and therefore would not divest from such securities.
8) Please consider whether Depositary Receipt Risk and Foreign Securities Risk are principal risks of the Funds and revise each Fund’s Principal Investment Risks as appropriate.
Registrant confirms that Depositary Receipt Risk and Foreign Securities Risk are principal risks of the Funds.
9) In the Principal Investment Strategy section of the Digital Ad Fund’s prospectus, the disclosure defines “Digital Advertising Services or Software” as “digital advertising-focused data services; digital advertising services, platforms and marketplaces; digital advertisement video production and delivery solutions; and digital marketing software and services, including rewards programs.” Please describe what types of companies or activities are included in the digital advertising services, platforms and marketplaces category.
Digital advertising service, platforms, and market places are technology companies that help brands manage and execute on their digital advertising strategy including the procurement of digital advertising space. The prime example of such a company is Trade Desk. Trade Desk refers to itself as a “Digital Advertising Platform” that offers a software-based solution for media buyers. This includes buying and planning tools, cross-device targeting, digital advertising efficacy measurement tools, and artificial intelligence features to assist advertising in discovering the optimal target markets.
S&P Funds
10) The Funds’ disclosure relating to Leverage Risk states:
Due to the limited availability of necessary investments or financial instruments, a Fund could, among other things, as a defensive measure, limit or suspend creations or redemptions of Creation Units until the Adviser determines that the requisite exposure to the underlying index is obtainable.
Since Rule 6c-11 under the Act allows for (1) the suspension of the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time, and (2) the suspension of redemption of creation units only in accordance with section 22(e) of the Act, explain how this policy is appropriate.

Registrant revised the disclosure to clarify that the Fund would only limit or suspend creations or redemptions in accordance with the Investment Company Act of 1940, as amended.
11) With respect to the S&P 500 Pure Growth and S&P 500 Pure Value Bull and Bear 2X Funds, please include disclosure to explain how the index constituents are weighted.
Registrant has included disclosure to explain that the index constituents are weighted according to their style (e.g., growth or value) score.
All Funds
12) In the Principal Investment Strategy section for each of the Funds, the disclosure states:
Although the Fund intends to fully replicate the Index, at times the Fund may hold a representative sample of the securities in the Index that have aggregate characteristics similar to those of the Index.
Please explain what aggregate characteristics are considered as part of each Fund’s determination to invest in securities that it considers to be representative of the securities in each index.
Each Fund considers a security’s market capitalization, sector, industry, and weighting in the Index when determining to invest in a representative sample of the securities in the Index.
13) In the Principal Investment Strategy section for each Fund, the disclosure states:
The Fund does not try to outperform the Index and does not generally take temporary defensive positions. (Emphasis added.)
However, in the Additional Information Regarding Investment Techniques and Policies section, the disclosure states:
Each Fund generally pursues its investment objective regardless of market conditions and does not take defensive positions.
Please reconcile the inconsistent disclosure and, if the Funds may take temporary defensive positions, add disclosure to explain that during such periods that a Fund takes defensive positions, a Fund would not meet its investment objective.
Registrant has revised the disclosure to reconcile these statements and to explain that if a Fund takes a temporary defensive position it may not meet its investment objective.
14) In the Additional Information Regarding Investment Techniques and Policies section for each Fund, the disclosure states:
Rafferty uses a number of investment techniques in an effort to achieve the stated investment objective for each Fund. To do this, Rafferty uses statistical and quantitative analysis to determine the investments a Fund makes and the techniques it employs.
Please consider adding this disclosure to the disclosure under Index Correlation/Tracking Risk for each of the Funds.
Registrant will consider adding such disclosure under Index Correlation/Tracking Risk as part of the Trust’s annual update.
15) In the Statement of Additional Information for each Fund, the disclosure under Developing and Emerging Markets describes investments in emerging and developing markets, but the Principal Investment Strategies for each Fund do not contemplate investments in emerging and developing markets. Please confirm that investing in developing and emerging markets is not a principal investment strategy of the Funds and, if it is, add disclosure to that effect.
Registrant confirms that investing in developing and emerging markets is not a principal investment strategy of the Funds.
16) In the Statement of Additional Information for each Fund, in response to section 17(b)(1) of Form N-1A, please describe whether the Funds have a lead independent trustee since the disclosure indicates that the Chair of the Board is an interested person of the Funds.
Registrant already discloses that the Board has chosen to not have a lead independent trustee and believes no further disclosure is required.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC